Zodiac Exploration Inc.

TSX VENTURE: ZEX

November 13, 2011

Zodiac Grants Stock Options

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE:ZEX) announces today that it has granted an aggregate of 360,000 stock options to certain directors and an officer of the Company which are exercisable at a price of $0.29 per common share and have a term of five years.  The total number of options granted to directors, officers, employees and consultants of the Company as of the date hereof is 25,702,250.

About Zodiac

Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact

Zodiac Exploration Inc.
Randy Neely
Chief Financial Officer
(403) 444-7848

or

Zodiac Exploration Inc.
Murray Rodgers
President & CEO
(403) 444-7844
www.zodiacexploration.ca